Exhibit 3

GROWN ROGUE INTERNATIONAL INC.

NOTICE OF CHANGE OF AUDITOR
Pursuant to National Instrument 51-102

TO:	Dale Matheson Carr-Hilton Labonte LLP (“DMCL”) and Turner, Stone, & Co., LLP

AND TO:	The Securities Regulatory Authorities in the Provinces of British Columbia, Alberta, Ontario and Nova Scotia

RE:	Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Notice is hereby given, pursuant to Section 4.11 of NI 51-102, of a change of auditor of Grown Rogue International Inc. (the “Corporation”).

1.	At the request of the Corporation, DMCL, the “Former Auditor” of the Corporation, tendered its resignation as auditors of the Corporation effective November 16, 2021.

2.	The resignation of DMCL has been approved by the board of directors of the Corporation (the “Board”).

3.	The Board approved the appointment of Turner, Stone, & Co., LLP as successor auditor of the Corporation to fill the vacancy in the position of auditor of the Corporation on December 6, 2021.

4.	There are no reservations or modified opinions in the Former Auditor’s reports for the Corporation’s financial statements for the “relevant period” (as defined in NI 51-102).

5.	There are no “reportable events” (as defined in NI 51-102).

Dated: December 7, 2021

GROWN ROGUE INTERNATIONAL INC.

/s/ J. Obie Strickler
Name:	J. Obie Strickler
Title:	Chief Executive Officer